

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

<u>via U.S. mail and facsimile</u>

December 9, 2005

David Boedker, Sr., President and Chief Executive Officer
Keystone Insurers Group, Inc.
1995 Point Township Drive
Northumberland, Pennsylvania 17857

Re: Keystone Insurers Group, Inc.
Form 1-A, filed November 1, 2005
File No.: 24-10133

Dear Mr. Boedker:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure that the purchase of shares may be financed by the issuance of a secured promissory note. The promissory note may be pre-paid at any time; however, it can also extend for a four year period. While the subscription agreement is irrevocable, the company's Board of Directors retains sole discretion to revoke the agreement. In addition, under the Shareholder Agreement Sec. 9.3 the shareholder only owns those securities which have been paid in full under the terms of the promissory note. In light of this, please advise us of the following. Firstly, whether the company is excluding the interest to be received

from the issuance of notes for the calculation of the $5,000,000 aggregate offering price limitation under Rule 251(b)? If so, please state the reasoning behind the determination. Secondly, Rule 251(d)(3) incorporates the requirements of Rule 415 into a Regulation A offering. Currently, Rule 415(a)(2) only permits the sale of securities which the registrant reasonably believes will be sold within two years from the effective date of the registration. Please provide an analysis of this requirement as it relates to your offering. We may have further comment.

2. We note that you have redacted portions of Mr. Boedker's and Mr. Azar's employment agreement. We have received a confidential treatment request for this item and are processing the request. We will respond to your confidential treatment as soon as possible.

3. Revise the offering statement to include the information required in Form 1-A Part III – Exhibits. You must file all of the company's material contracts with insurance companies and all material management contracts entered into by the company. Please note that we will review all exhibits upon your filing the next amendment to the Form 1-A. No further review or comment on the filing will be made until the exhibits, including all material management contracts, to the Form 1-A are filed. Upon receipt and review we will issue comments on the revised document including the filed exhibits.

4. Please revise to restate all questions and notes in your offering circular.

Cover Page

5. Please include the name of your agent for service of process on the cover page.

Part I – Notification, page ii

6. Please provide a response to Items 1(c), (f), and (i)-(m). Under Part I all items must be addressed, and negative responses should be included.

7. For the noted record owners of 5 percent or more of the company's equity that is listed as a company or entity, please provide the name(s) of the natural persons with voting or dispositive control over such company or entity. Also provide the residential address for the control persons of the record owners and beneficial owners of 5 percent or more of the company's equity.

8. Provide the residential address for counsel to the issuer.

9. It appears to us that the company has promoters. See Rule 405 of the Securities Act of 1933 for the definition of promoter. Revise as appropriate.

10. Indicate all persons who are affiliates of the issuer. See Rule 405 of the Securities Act of 1933. Provide the business and residential addresses for those persons.

Item 4. Jurisdictions in which Securities Are to be Offered, page v

11. Identify the officers, directors and employees who will be offering the securities.

12. Please revise this section to state the method by which the securities will be offered as required by Item 4(b) of Form 1-A and describe how buyers will be solicited.

13. Advise us supplementally of the basis for the issuer's officers and directors participation in the offering without registration as a broker-dealer through Section 15(b) of the Securities Exchange Act of 1934. We may have additional comment upon review of your response. We may refer your filing to the Division of Market Regulation and they may have additional comments.

Item 5. Unregistered Securities Issued or Sold Within One Year, page v

14. In connection with the June 22, 2005 stock split you appear to have issued a redeemable warrant for $7,893. To the extent that these warrants were issued or exercised, please advise us of the Securities Act exemption used for the issuance or exercise, and include any stock sales in your response to Item 5. In addition, to the extent that the warrants are still subject to redemption, please disclose the dollar value of redeemable warrants outstanding, as well as their effect on your liquidity and capital resources. Further, please reconcile any responses to your Solicitation of Interest responses, i.e. the SOI supplement indicates that no securities have been issued in exchange for services, and there are no warrants outstanding held by current shareholders.

Item 9. Use of a Solicitation of Interest Document, page v

15. We note your disclosure that you used a solicitation of interest document as authorized by Rule 254 in connection with the proposed offering on or about December 21, 2004. We note that the company filed a solicitation of interest form on November 26, 2004. Please revise to indicate when the publication authorized by Rule 254 was used by the company.

Offering Statement Cover Page

16. Revise to clarify who are the "certain employees of franchises" who are eligible to participate in the offering at the discretion of the issuer's board of directors.

17. Highlight in bold face type on the cover page of the offering circular that the company has a first right of refusal and mandatory redemption rights to purchase any shares offered for resale by any shareholder.

18. Please indicate on the cover page of the offering circular the duration of the offering.

19. Please revise to indicate the state file numbers for your applications in Pennsylvania, North Carolina and Virginia.

Offering Statement Summary, page 1

20. We note your disclosure on page 1 that you "reserve the right to modify [y]our offering without prior notice." Your disclosure seems to contemplate that you may modify the terms of your on-going offering. It appears to us that such changes in the terms of the offering would be a different transaction than the one offered in the company's offering statement. Revise to remove this reservation or, advise us of the legal basis for the reservation. We may have further comment.

21. We note your statement that "purchasers will have 30 days from the date of the informational meeting they attend in which to return their executed Subscription Agreements and related documents, including payment ..." It appears that you anticipate that you will complete the offering through multiple closings each 30 days from the date of the company's informational meetings. Given your statement that implies that there will be multiple closings, advise us how the offering may be made pursuant to Rule 415. See Rule 251 of Regulation A. Revise the disclosure to clarify the terms of your offering.

22. We note your statement that "we reserve the right to extend the offering and the period of time in which payment and other documents must be received at our sole discretion." You must indicate when the offering will terminate and the length of any extension of the offering period. See Rule 10b-9 of the Securities Exchange Ac of 1934. Please revise as appropriate.

23. We note your disclosure here and elsewhere, that certain shareholders are "capped" in the amount of voting shares that they may hold. Please clarify your disclosures, here and elsewhere, to indicate that not all shares sold will be voting shares. Please also advise us whether the company will undertake to inform investors whether some, or all, of their shares will be non-voting due to the cap. In addition, please state whether the company reserves the right to modify these restrictions.

24. Revise to indicate the redemption price that will be paid for shares under the mandatory redemption rights or how that price will be determined.

Terms of the Offering, page 4

25. Please revise to address the timing of the company's acceptance or rejection of subscription agreements.

26. We note your disclosure on page 5 that completion of the offering is conditioned on your receipt of subscriptions for at least 150 shares of stock. Please disclose whether this would include only subscriptions for cash, or would also include subscriptions payable by note. If the minimum escrow provision can be satisfied through the receipt of a note, please disclose this fact, and if appropriate, include a risk factor discussing the risks associated with not having the entire 1.5 million in proceeds immediately available to the company.

27. We note that this is a minimum-maximum offering. Please disclose whether or not officers, directors, or promoters plan to purchase securities in an effort to reach the minimum.

28. Please revise your discussion of the note purchase option on page 5 and elsewhere, to indicate when share ownership vests under the finance plan. That is, disclose whether the note issuer will have shareholder rights, such as voting, receipt of notices, participation in profits, etc., during the period that the note is outstanding. In addition, please disclose whether the 25 percent paid by the investor will be available to the company when paid, or kept in escrow until ownership has transferred.

Offering Price, page 6

29. Please file a copy of the Reagan & Associates valuation report referenced on page 6. In addition, please file their consent to being named in your offering circular.

30. Please revise to disclose the amount of compensation paid by the company for the valuation by Reagan & Associates of Atlanta, Georgia.

How to Subscribe, page 6

31. We note that you will hold all subscription funds in an escrow account at Westfield Bank. Please revise to file the escrow agreement with your Form 1-A. Please describe in an appropriate section the material terms of the escrow agreement.

Risk Factors, page 7

32. Please revise your first paragraph to indicate that you discuss all material risk in this section. We also note your statement that "additional risks and uncertainties not presently

know to us or that we apparently deem immaterial may also impair our business operations." You should not reference risks that are not deemed material. Revise to delete the noted statement.

33. Revise the subheadings to reflect the material risk to the company that you discuss in the text. The risks should be specific and should avoid general statements such as operations will be adversely affected.

34. The heading to risk factor 5, on page 9, appears inconsistent with the text of the risk factor. The word "over" appears to imply experience, where the text appears to imply a lack of experience in the franchise business. Please revise, or advise us why no revision is necessary.

35. We note your statement in risk factor 5 that "while the franchising model has proven to be successful in Pennsylvania, North Carolina and recently Virginia, our strategic ...." We also note your statement in risk factor 11 that "our current expansion plan, if successful, should spread this risk out across different regions of the country ...." Your risk factor discussions should not contain any mitigating language. Revise to delete the mitigating language throughout your risk factors section.

36. We note your disclosure on page 9, and elsewhere, that your philosophy is to provide shareholders value in their investment and that your shares have appreciated over 200% in the past five years. Revise to remove these statements from the risk factor section. If you intend to keep the statement regarding share appreciation in other parts of your offering circular, provide support for your assertion.

37. We note in the paragraph of risk factor 8 that you appear to indicate 35% of your revenues come from contingent commissions. Revise this risk factor to indicate the risk to investors in the second or third sentence of your risk factor. Also revise your risk factor subheading to specifically address the amount your dependence on these types if commissions.

38. We note your disclosure on page 11 that you, "plan to offer all new franchises, on a rolling basis, the opportunity to purchase shares of [y]our common stock within the first 30 days after they sign a Franchise Agreement". Please disclose whether these sales will be on terms similar to this offering, and provide an analysis of the applicable securities law exemptions which will be used for these sales. This analysis should include a discussion of any potential integration issues. We may have further comment.

39. We note your statement that "if we do not act swiftly to disengage these underperforming franchise agencies, our results of operations could be adversely affected." Supplementally advise us how the company "disengages" any underperforming franchise. We may have further comment.

40. Please revise your disclosure in risk factor 13 on page 12, to remove the reference to your

belief that you are "possibly the largest insurance aggregator of [y]our kind in the US" unless you can substantiate your claim. If you can substantiate this claim, please do so.

41. Revise to clarify the risk to investors being addressed in risk factor 15.

42. Risk factors 8 and 19 and risk factors 12 and 18 respectively appear redundant and should be consolidated.

43. We note your disclosure in risk factor 17 that several individual received warrants to purchase additional shares of our common stock. Indicate when the warrants were issued. We also note that upon completion of the offering warrants exercisable for up to 20% of the issued and outstanding shares would be issued to your existing shareholders. Finally we note that the senior officers are restricted to owning as a group no more than 20% of the issued and outstanding voting stock and that any shareholder is limited to owning 9.99% of the issued and outstanding voting stock. Indicate in an appropriate section the impact of these limitations on the ability of the warrant holders to exercise these warrants. We may have further comment.

44. Please include a risk factor discussing any potential conflicts of interest which might result from having company directors own interests in specific franchisees, or other entities, which do business with the company. Please also specifically address these implications as they relate to the minority interest of Duncan Financial Group in several company subsidiaries.

45. Please include a Risk Factor discussing potential risks to investors inherent in the mandatory redemption provisions contained in your Shareholder Agreement. These might include, but are not limited to, unfavorable tax consequences due to an inability to control the timing of the taxable event, and a failure to capture share appreciation due to the time lag between the sale and most recent company valuation.

Business and Properties, page 14

46. Your statement indicates that you will have 96 franchises in 144 locations on or about November 30, 2005. Update your disclosure regarding your franchises.

47. Please revise to indicate on page 16 the duration of the existing franchise agreements.

48. We note your disclosure on page 17. Please revise to indicate whether the Duncan Financial Group, LLC, Emerson, Reid & Company, and Tuscarora Wayne Group, Inc have any other affiliation with the company beyond the noted ownership interest. Clarify that the Duncan Financial Group is the Keystone franchise that has an ownership interest in KIG Financial Services.

49. Clarify whether KIG Risk Managers and KIG Benefit Services are the same entities as Keystone Risk Managers LLC and Keystone Benefit Services LLC, respectively.

50. We note your disclosure on page 19 that you earn revenue through insurance carrier expense reimbursement fees. Please explain what an insurance carrier expense reimbursement fee is and why it constitutes revenue.

51. On page 23 we note that you sometimes receive non-monetary compensation from insurance carriers with whom you have negotiated contracts. Please advise us of what items are typically deemed non-monetary compensation, and whether this form of compensation is reflected in the financial statements. To the extent that these items are "used" by management, please advise us whether these items are included in management compensation and their approximate value. We may have further comment.

52. Please clarify, on page 24 and elsewhere, any differences between the franchise agreements being entered into by stockholder agencies, current franchises investing in the offering, and current franchises not investing. This analysis should include, but is not limited to, any differences in rates or fees paid to the company.

53. Explain what you mean by your statement "the same terms and monthly fees will apply to these stockholders agencies that have become franchises and the current franchises that invest in this Offering, but the rates and/or increases or decreases of the calculated fees will be phased in over the next four years for the stockholder agencies that have become franchises and the existing franchises that accept the Revised Franchise Agreement."

54. Revise to describe the material terms of your contracts with Penn National, St. Paul Travelers Insurance Company, Harleysville Insurance Co., Auto Owners and Liberty RAM Companies.

55. Please define what you mean by "an explosion in the number of insurance agency aggregators" on page 24. Alternatively, please remove the reference to "explosion."

56. On page 25 you disclose that the "diminishing numbers of independent agencies is not likely to be a factor that will materially impact [y]our planned growth". However, in Risk Factor 14 on page 12, you state that your expansion plans may be limited by the number of independent agencies available for franchise. Please reconcile these two statements.

57. Provide support for the company's statement that the company is "one of the first and largest aggregators of our kind in the country." The basis for comparative factual assertions and for your beliefs in certain qualitative statements must be clear from the text of the offering circular or provided supplementally to us. Revise the disclosure throughout the document to address our concerns, or advise us supplementally as necessary.

58. We note your disclosure on page 25 that you have been successful in your business model with a 99.99% retention of franchises over the past 22 years. It appears to us that you have only been in the franchise business for 5 years. Please substantiate your statement and clarify, if true, that you have only been in the franchise business for 5 years.

59. Revise to indicate the price ranges for the company's services or the formula for determining those prices.

60. Indicate the relative size and financial and market strengths of the company's competitors.

61. Please indicate, in your response to 3(f) on page 26 the number of additional employees the company plans to hire in the next 12 months. In addition, please indicate any benefits or incentive arrangements the company has, or will have with its employees.

62. Please avoid unnecessarily duplicative disclosures. For example, several paragraphs on pages 29-30 repeat, verbatim, disclosures on pages 14-15.

63. Please address whether the company's employment agreements with senior officers contain non-compete covenants.

64. We note your disclosure on page 29 indicates that the state Attorneys General for various states are examining the insurance industry's compensation practices. We also note you indicate in the risk factors section that contingent commissions accounted for approximately 35% of your revenues in 2004. Revise your response to Item 3(i) to address the potential effects upon company revenues of any new regulations regarding these compensation arrangements.

65. Revise your response to Item 3(j) to indicate whether the company's subsidiaries are included in the financial statements. It they are not included or included but not consolidated then please explain.

66. Please clarify who may redeem the split warrant, discussed on page 32, and when they may do so. In the event that shareholders may redeem the warrant for its cash value, please discuss any effects on the company's liquidity due to such redemption.

67. We note your disclosure on page 35 and elsewhere, that you will issue warrants to existing shareholders exercisable for up to 20% of the shares issued in this offering. We further note that this promise was made in connection with certain concessions granted to those shareholders related to the current financing. Please advise us of the securities exemption that will be used for the issuance of these warrants. In addition, please provide an analysis of any Rule 251 integration issues as it relates to your offering.

Offering Price Factors, page 34

68. Revise the responses to Item 7(a) to clarify that the difference being addressed is the difference between the $10,000 per share offering price and the $3,710 per share net tangible book value.

69. We note your statement that book value per share represents only a "portion of the actual value of the stock of the Company, as established by the independent consulting firm of Reagan & Associates ..." We do not understand your statement that the $10,000 valuation is the "actual value of the stock". Please revise to clarify that this valuation is not a market valuation and only reflects a valuation of the company by Reagan & Associates.

70. We note your response to Item 7(b). We also note your statement that the company issued warrants to purchase additional shares in connection with your recent stock split. Revise your response as appropriate.

71. We note your statements in the last paragraph in your response to Item 8(b). Please revise to also reflect the implicit valuation noted in the question – which would reflect the total outstanding shares after the offering time the offering price per share.

Use of Proceeds, page 37

72. Revise to indicate the anticipated cost of a dealer involvement in North Carolina in your footnote.

73. We note your use of proceeds for "targeted acquisitions & internal growth" with an amount of $2,500,000 if the maximum is raised. Please describe in greater detail the use of proceeds that fall under this heading. We may have further comment.

74. We note that you will use between $525,000 and $500,000 of the offering proceeds for working capital purposes. Clarify the anticipated working capital uses of the proceeds.

75. We note your response to Item 10(c) that you will not use any proceeds to acquire assets. We also note you indicate that you will use proceeds for targeted acquisitions. Please revise or advise.

76. We note your response to Item 12 indicates your priority for the use of proceeds. Please revise to indicate the priority of your use of proceeds for targeted acquisitions.

Capitalization, page 39

77. Please revise your capitalization table on page 39 to conform to the exemplar in request 13.

Currently it appears as if the 7/31/05 column is not presented.

78. Please remove the bolded instruction on page 40.

79. Please revise your disclosure to include the actual amounts outstanding at the most recent balance sheet date.

Description of Securities, page 40

80. Please revise to explain cumulative voting rights. We also note your statement that each shareholder is granted the right to purchase shares in any new issuance of at least 150 shares or more that we undertake. Advise us why you have not checked the box indicating that you have preemptive rights to purchase new shares.

81. Please add disclosure discussing any restrictions on share holdings by spouses jointly as well as any restrictions on share transfers in divorce proceedings.

82. We note your disclosures that the securities being offered are subject to mandatory redemption provisions under stated events. Please disclose the basis for determining the repurchase price, and whether shareholders will have an opportunity to contest the price offered. Also revise the Item 25 in response to this comment.

83. Revise your response to Item 19 to indicate any restrictions on dividends required by state securities laws.

84. We do not understand your response to Item 20. Please revise or advise.

Plan of Distribution, page 42

85. Please revise your response to Item 22 on page 42 to appropriately reflect the Item numbers. Currently you reference the response to Item 22 – as opposed to Item 21 – in respect to your sale of shares in North Carolina. In addition, you state that you "will update [y]our response to this Item 23" instead of Item 22.

Officers and Key Personnel of the Company, page 45

86. Please provide information regarding your officer's and director's education as required by this Item. In addition, please expand your discussion of their specific job responsibilities for jobs held during the past five years.

87. The business experience of each officer or director should include for each position held:

the name and responsibilities of each position, the name of the entity with whom the position was held, the business of the entity, and the beginning (and ending) date of each position by month and year. The discussion should cover the last five years and any additional period that you voluntarily decide to cover in the disclosure. Please revise the disclosure accordingly.

Principal Shareholders, page 52

88. Please revise your response to Item 38 to also address the exercise of warrants.

Management Relationships, Transactions and Remuneration, page 53

89. We note your response to Item 39(b). We also note that the company conducts business for its officers and directors agencies. Address the services provided to the officers and directors agencies. Also revise to indicate whether the services provided to the officers and directors agencies are similar to those provided to the other stockholder agencies and franchises.

90. In response to 40(a) on page 54 you present total officer compensation paid for the last fiscal year; however, the requirement specifies that you present this information on an individual basis. Revise to list all remuneration by the company to officers, directors and key personnel for the last fiscal year. We may have further comment.

91. Please revise to describe the benefits and pay in the senior officers' employment agreements with the company.

92. Please disclose any golden parachute type benefits associated with a termination, change in control, or refusal to renew, any employment contract between the company and management. In addition, please expand your discussion of the defined benefit plan to include a discussion of benchmarks under the plan and potential payouts for meeting these benchmarks.

93. Revise your response to Item 41(c) to describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Management's Discussion and Analysis, page 57

94. Revise your response to Item 48 to discuss trends in the company's historical operating results.

95. We note your reference to EBITDA under Item 48 on page 58. Please note that EBITDA

represents a non-GAAP financial measure as defined by Item 10(h) of Regulation S-B. Please revise your disclosure to eliminate this reference, or provide all of the information required by Item 10(h) of Regulation S-B.

Financial Statements

96. The financial statements should be updated as necessary to comply with paragraphs (1) and (2) of Part F/S of Form 1-A at the qualifying date.

97. Please provide a currently dated accountant's consent in any amendment to the form.

Income Statement, page 5

98. Revise the financial statements for each period to include a separate statement of changes in stockholders' equity. Please refer to the instructions to Form 1-A which may be obtained at: http://www.sec.gov/about/forms/form1-a.pdf, and revise the financial statements accordingly. Also, please tell us what the distinction between members' equity and accumulated deficit relates to, and explain what the line item titled "KCI reclass" represents.

Note 1 – Summary of Significant Accounting Policies, page 7

99. Please expand your disclosures with respect to revenue recognition to address each of the four primary criteria in Staff Accounting Bulletin No. 104 and Topic 13.A.1 (evidence of an arrangement, delivery or performance, selling price fixed or determinable, collectibility is reasonably assured) as they relate to each significant revenue source for your business. Explain the nature of services provided, describe your customers, and discuss the significant terms and conditions of your contracts.

100. We note that the statement of operations includes revenue categories for profit sharing, commission, and reimbursed expenses, each of which includes an offsetting amount recorded as cost of revenue. Please revise your disclosure to state why these amounts are recorded as revenue in your financial statements. Describe the underlying transactions that give rise to these amounts, and why you believe that such amounts are appropriately recorded as revenue in accordance with the criteria outlined in EITF 99-19 and EITF 01-14.

101. We note that the statement of operations includes "operating income" and "operating expenses", with the net effect of these amounts representing your operating profit. Please expand your disclosure to clarify what these amounts represent, and how they are calculated and recorded in your financial statements.

102. We note your disclosure regarding franchise arrangements. Please revise your disclosure to state how the initial licensing fees are accounted for. Tell us whether the initial licensing fees are non-refundable up-front fees as discussed in Staff Accounting Bulletin Topic 13.A.3.f, and if so, how you evaluated this guidance in determining the appropriate revenue recognition for these amounts.

103. Please expand your disclosures regarding your business relationships with your franchised locations. It is not apparent how the transactions with your franchised locations impact your financial statements. Note that the user of the financial statements should be able to obtain an understanding of the nature of these relationships without referring to franchise agreements or other documents.

104. We note your disclosure of intangible assets. Please revise your disclosure to clarify what capitalized "rights" are comprised of, and why you believe the amounts are appropriately capitalized. Also, please revise your disclosures to provide the information required by paragraphs 44-47 of FAS 142.

105. We note that intangible assets include capitalized corporate restructuring costs. Note that under FAS 146, there is no basis for capitalizing restructuring related expenses. Please revise your financial statements accordingly, or tell us why you believe that no revisions are required.

Note 3 – Business Combinations, page 12

106. We note your disclosure regarding the acquisition of the members' interest in Keystone Risk Managers, LLC. Please revise your disclosures to provide the information required by paragraphs 51-57 of FAS 141.

Interim Financial Statements

107. Please revise the interim financial statements, as applicable, for the comments above with respect to the annual financial statements.

108. Please remove the compilation report for the interim financial statements, and remove all references to the financial statements being compiled. Note that unlike audited financial statements, compiled financial statements provide investors with no basis for reliance other than management's representations. Accordingly, the financial statements should be labeled as unaudited with no reference to the compilation.

109. Please revise your disclosure to state why the commission related expenses exceeded the related revenues for the period. We note that these amounts were equivalent for each of the three years ended December 31, 2004. Consider whether disclosure of a known trend is

required under Item 48 of Model A to Form 1-A.

110. We note your disclosure on page 32 regarding the 4-1 stock split and the accompanying distribution of a split warrant for each share outstanding. Please revise the financial statements to disclose the material terms of the stock split and issuance of the split warrant. We note that it does not appear that any accounting recognition has been given to the issuance of the split warrant in the financial statements. Please tell us how you evaluated the issuance of the split warrant and the specific accounting literature that you considered in this evaluation.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of

Keystone Insurers Group, Inc.
David Boedker, Sr.
Page 16

your filing or in response to our comments on your filing.

You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 with other questions.

Sincerely,

Pamela Howell

for
John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Jun Yu, Esq.
     (412) 392-5367